CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AYA GOLD & SILVER INC.

1320 Graham Boulevard, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8

info@ayagoldsilver.com | www.ayagoldsilver.com

GOLD & SILVER

Exhibit 99.67
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Québec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.67
Management’s responsibilities over financial reporting
The Condensed Interim Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the
responsibility of the Corporation’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Accounting Standards
(“IFRS") as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgment based on information currently available.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	1
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of US dollars - unaudited)

	June 30, 2025	December 31, 2024
	$	$
ASSETS
Current
Cash	113,832	30,944
Accounts receivable	11,909	1,827
Sales taxes receivable	15,320	9,979
Income tax receivable	-	3,415
Inventories (Note 4)	34,023	27,389
Deposit in trust	-	695
Prepaid expenses and security deposits	4,514	2,249
Options contracts (Note 16)	-	42
	179,598	76,540
Non-current
Restricted cash (Note 16)	18,164	18,246
Non-refundable deposits to suppliers (Note 5)	2,830	2,787
Deferred tax assets (Note 19)	8,426	3,425
Deferred financing costs (Note 7)	87	-
Investment in associate (Note 6)	7,605	-
Property, plant, and equipment (Note 5)	259,253	231,205
Exploration and evaluation assets (Note 6)	89,811	67,904
TOTAL ASSETS	565,774	400,107
LIABILITIES
Current
Accounts payable and accrued liabilities	69,303	51,351
Current portion of long-term debt (Note 7)	14,286	-
Balance of purchase price payable	1,662	1,483
Income tax payable	5,515	-
Current portion of lease liabilities	335	282
Options contracts (Note 16)	94	-
	91,195	53,116
Non-current
Lease liabilities	1,107	1,121
Long-term debt (Note 7)	82,376	95,517
Asset retirement obligations	3,363	2,872
Deferred tax liabilities (Note 19)	493	1,000
TOTAL LIABILITIES	178,534	153,626
EQUITY
Share capital (Note 8)	430,547	323,148
Equity reserves	20,932	(940)
Deficit	(64,061)	(75,732)
	387,418	246,476
Non-controlling interests	(178)	5
TOTAL EQUITY	387,240	246,481
TOTAL LIABILITIES AND EQUITY	565,774	400,107
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	2
Condensed Interim Consolidated Statements of Comprehensive
Income (Loss)
(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three-month periods ended		Six-month periods ended
		June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Revenue from silver sales (Note 11)	38,615	13,678	72,446	18,756
Cost of sales (Note 12)	29,673	8,765	53,257	13,507
Gross profit	8,942	4,913	19,189	5,249
Expenses (income)
General and administrative (Note 13) (1)	7,088	3,261	14,009	6,465
Net impairment recovery (Note 6)	(3,987)	-	(3,987)	-
Gain on sale of Amizmiz project (Note 6)	(1,828)	-	(1,828)	-
Share of loss in associate (Note 6)	327	-	327	-
Operating income (loss)	7,342	1,652	10,668	(1,216)
Net finance income (Note 13)	3,101	6,126	10,438	6,699

Net income before income taxes	10,443	7,778	21,106	5,483
Income tax expense	1,802	965	5,535	1,261

Net income	8,641	6,813	15,571	4,222
Net income attributable to
Equity holders of Aya Gold & Silver Inc.	8,824	6,842	15,754	4,300
Non-controlling interests	(183)	(29)	(183)	(78)
Net income	8,641	6,813	15,571	4,222

Other comprehensive income (loss) Items that will subsequently be reclassified to net income: Foreign currency translation adjustment	13,095	(2,841)	14,757	(7,815)

Comprehensive income (loss)	21,736	3,972	30,328	(3,593)

Basic income per common share (Note 18)	0.07	0.05	0.12	0.03
Diluted income per common share (Note 18)	0.06	0.05	0.11	0.03
Weighted average number of shares - basic (Note 18)	132,411,701	130,046,603	131,598,544	128,162,205
Weighted average number of shares - diluted (Note 18)	137,929,209	135,809,287	137,132,280	133,832,623
(1) Included in general and administrative is share-based payments expense of $4,149 and $8,188 during the three and six-month periods ended June 30, 2025, respectively ($1,071 and $2,197 during the three and six-month periods ended June 30, 2024, respectively).
For the three and six-month periods ended June 30, 2024, share-based payments expense was previously reported as a separate line item and now has been reclassified into the related functional expense item and therefore has been included in general and administrative (Note 13) for consistency with the current year presentation. This reclassification has no effect on the 2024 period reported net income.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	3
Condensed Interim Consolidated Statement of Changes in Equity
(Expressed in thousands of US dollars - unaudited)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus (a)	Accumulated other comprehensive (loss) income (b)	Equity Reserves	Deficit attributable to equity holders of Aya Gold & Silver Inc.	Non- controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of options (Note 8)	20,000	36	(16)	-	(16)	-	-	20
Vested and issued units	334,386	2,145	(2,145)	-	(2,145)	-	-	-
Share-based payments (Note 9)	-	-	9,276	-	9,276	-	-	9,276
Share issuance (Note 8)	10,767,795	105,218	-	-	-	-	-	105,218
Share issue costs, net of tax of $1,407	-	-	-	-	-	(4,083)	-	(4,083)
	141,892,234	430,547	33,267	(27,092)	6,175	(79,815)	5	356,912
Net income (loss)	-	-	-	-	-	15,754	(183)	15,571
Other comprehensive income	-	-	-	14,757	14,757	-	-	14,757
Comprehensive income	-	-	-	14,757	14,757	15,754	(183)	30,328
Balance as at June 30, 2025	141,892,234	430,547	33,267	(12,335)	20,932	(64,061)	(178)	387,240

Balance as at December 31, 2023	122,377,703	260,897	19,893	(7,826)	12,067	(52,243)	4,415	225,136
Exercise of options (Note 8)	359,100	1,620	(732)	-	(732)	-	-	888
Shares issued upon vesting of restricted share units (Note 9)	122,768	734	(734)	-	(734)	-	-	-
Share-based payments (Note 9)	-	-	2,197	-	2,197	-	-	2,197
Share issuance (Note 8)	7,573,900	57,298	-	-	-	-	-	57,298
Share issue costs	-	-	-	-	-	(3,317)	-	(3,317)
	130,433,471	320,549	20,624	(7,826)	12,798	(55,560)	4,415	282,202
Net income (loss)	-	-	-	-	-	4,300	(78)	4,222
Other comprehensive loss	-	-	-	(7,815)	(7,815)	-	-	(7,815)
Comprehensive loss	-	-	-	(7,815)	(7,815)	4,300	(78)	(3,593)
Balance as at June 30, 2024	130,433,471	320,549	20,624	(15,641)	4,983	(51,260)	4,337	278,609
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, shares purchase warrants, restricted share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive income (loss) reserve records the gains and losses arising from the translation of the Corporation’s Financial Statements to the presentation currency.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	4
Condensed Interim Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars - unaudited)

	Three-month periods ended		Six-month periods ended
		June 30,		June 30,
	2025	2024	2025	2024
Cash flows provided by (used in)	$	$	$	$
OPERATING ACTIVITIES
Net income	8,641	6,813	15,571	4,222
Adjustments for non-cash items
Share-based payments recorded in net income (Note 9)	4,420	1,071	8,763	2,197
Depreciation and depletion of property, plant, and equipment	5,298	552	8,978	840
Net impairment recovery (Note 6)	(3,987)	-	(3,987)	-
Gain on sale of Amizmiz project (Note 6)	(1,828)	-	(1,828)	-
Share of loss in associate (Note 6)	327	-	327	-
Write-down of inventory (Note 12)	135	-	135	-
Finance costs (Note 7)	2,524	-	5,238	-
Accretion expense (Note 13)	44	85	86	116
Gain on foreign currency translation	(11,883)	(4,728)	(21,735)	(4,496)
Deferred income taxes	(5,013)	-	(4,101)	-
Change in fair value of options contracts (Note 16)	(68)	(55)	(92)	(92)
	(1,390)	3,738	7,355	2,787
Changes in working capital items (Note 17)	9,177	9,052	8,351	(232)
	7,787	12,790	15,706	2,555
INVESTING ACTIVITIES
Net change in restricted cash	104	2,240	104	2,240
Deposits to suppliers for capital expenditures	(928)	(1,169)	(2,335)	(1,169)
Acquisition of property, plant and equipment (Note 5 and Note 17)	(8,275)	(30,148)	(15,002)	(48,159)
Additions to mining rights (Note 6)	(414)	-	(414)	-
Additions to exploration and evaluation assets (Note 6 and Note 17)	(3,499)	(4,653)	(11,319)	(10,257)
	(13,012)	(33,730)	(28,966)	(57,345)
FINANCING ACTIVITIES
Repayment of lease liabilities	(104)	(67)	(202)	(180)
Deferred financing costs	(85)	-	(85)	-
Proceeds from long-term debt (Note 7)	-	15,000	-	40,000
Payment of borrowing costs on long-term debt (Note 7)	-	-	(4,626)	(2,190)
Proceeds from exercise of options (Note 9)	-	786	20	888
Proceeds from share issuance (Note 8)	105,218	-	105,218	57,298
Share issue costs	(5,490)	(100)	(5,490)	(3,317)
	99,539	15,619	94,835	92,499

Effect of exchange rate changes on cash in foreign currencies	1,199	(72)	1,313	(2,393)

Net change in cash	95,513	(5,393)	82,888	35,316
Cash, beginning of period	18,319	90,539	30,944	49,830
Cash, end of period	113,832	85,146	113,832	85,146
Supplemental cash flow information (Note 17)

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	5
Condensed Interim Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars - unaudited)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
1.  GENERAL INFORMATION
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco, a politically stable jurisdiction with supportive regulatory environment, offering low operating costs and well-developed infrastructure.
Guided by a vision of responsible mining, Aya’s management team brings extensive mining expertise and a strong track record of delivering accretive projects.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-
class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”.
2.  BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with International Accounting
Standard 34, "Interim Financial Reporting" of the IFRS Accounting Standards ("IFRS") as issued by the International Accounting
Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on August 13, 2025.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments; and
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition.
(vi)Investment in an associates: the Corporation accounts for its investment in associates using the equity method.
Under the equity method, the Corporation’s investment in associates is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net income/loss and other comprehensive income/
loss of the investees, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the investees’ reserves, and for impairment losses after the initial recognition date. The Corporation's share of earnings or losses of its investees are recognized in the Corporation’s Statement of Income/Loss and
Comprehensive Income/Loss during the period.
3.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Material accounting policies
These condensed interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2024 except for these accounting policies, estimates and judgements that were adopted during the quarter ended June 30, 2025:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	6
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
3.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Investment in associates
An associate is an entity over which the Corporation has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The
Corporation is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Corporation does not have significant influence.
The Corporation accounts for its investment in associates using the equity method. Under the equity method, the
Corporation’s investment in associates is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net earnings/loss and other comprehensive earnings/loss of the associates, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associates' reserves, and for impairment losses after the initial recognition date. The Corporation’s share of the associates' losses that are in excess of its investment are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associates. The Corporation's share of earnings or losses of its associates are recognized in net earnings during the period. Dividends and repayment of capital received from the associates are accounted for as a reduction in the carrying amount of the Corporation’s investment. Unrealized gains and losses between the Corporation and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Corporation and its associates are not eliminated.
In order to apply the equity method, management has to align Mx2’s accounting policies with those of the Corporation, which requires among other things management to assess whether indicators of impairment related to the Mx2 exploration and evaluation assets are present.
Determination of control or significant influence over investees
The assessment of whether the Corporation has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Corporation and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Corporation determines the level of influence over the investee the Corporation has. Changes in the Corporation's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.
Functional and presentation currency
The functional currency of Aya Gold & Silver Inc. is the Canadian dollar. The functional currency of the Corporation and its subsidiaries has remained unchanged during the reporting period. The Corporation’s presentation currency is the US dollar.
4.  INVENTORIES

	June 30, 2025	December 31, 2024
	$	$
Mining supplies	19,928	11,094
Silver bars	2,382	2,636
Sliver in concentrate	-	1,187
Silver in circuit	1,120	545
Ore stockpile	10,593	11,927
	34,023	27,389
For the three and six-month periods ended June 30, 2025, the Corporation recognized $28,440 and $49,404 of inventory costs in cost of sales ($8,035 and $11,943 for the three and six-month periods ended June 30, 2024 respectively).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	7
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
5.  PROPERTY, PLANT AND EQUIPMENT
The majority of properties, plant and equipment are located in Morocco and are related to the Zgounder mine. As at June 30,
2025, the Corporation determined that there were no material events or changes in circumstances indicating that the carrying amount of property, plant and equipment may not be recoverable.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at January 1, 2024	3,381	61,292	113,614	1,311	179,598
Additions	646	12,158	55,737	612	69,153
Disposals	(237)	(392)	-	-	(629)
Transfer	7,232	146,000	(153,232)	-	-
Borrowing costs (Note 7)	71	8,872	-	-	8,943
Asset retirement obligation	-	355	-	-	355
Foreign exchange	(234)	(4,469)	(281)	(249)	(5,233)
As at December 31, 2024	10,859	223,816	15,838	1,674	252,187

Additions	327	4,263	4,750	83	9,423
Transfers	272	12,151	(12,423)	-	-
Asset retirement obligation	-	286	-	-	286
Foreign exchange	1,331	27,641	1,188	153	30,313
As at June 30, 2025	12,789	268,157	9,353	1,910	292,209
Accumulated depreciation
As at January 1, 2024	430	17,455	-	211	18,096
Transfers	1,578	(1,578)	-	-	-
Depreciation	1,158	2,043	-	303	3,504
Disposals	(27)	-	-	-	(27)
Foreign exchange	(67)	(520)	-	(4)	(591)
As at December 31, 2024	3,072	17,400	-	510	20,982
Depreciation	696	8,229	-	173	9,098
Foreign exchange	404	2,409	-	63	2,876
As at June 30, 2025	4,172	28,038	-	746	32,956
Carrying amounts
At December 31, 2024	7,787	206,416	15,838	1,164	231,205
At June 30, 2025	8,617	240,119	9,353	1,164	259,253
Assets under construction at June 30, 2025 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation intends to put into production by the end of 2025.
Since July 1, 2023, all mining assets in production are amortized over the expected mineral reserve as reported in the
Feasibility Study on the Zgounder Silver Mine published on June 16, 2022.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	8
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6.  EXPLORATION AND EVALUATION ASSETS
During the six-month period ended June 30, 2025 and the year December 31, 2024, changes in exploration and evaluation assets were as follows:

	June 30, 2025	December 31, 2024
	$	$
Rights on mining properties
Balance, beginning of the period	5,554	24,114
Impairment loss	-	(18,276)
Additions	414	223
Foreign exchange	203	(507)
Balance, end of the period	6,171	5,554

Deferred exploration and evaluation expenses
Balance, beginning of the period	62,350	35,898
Impairment recovery (loss)	3,987	(9,074)
Disposal of exploration and evaluation asset	(5,517)	-
Additions:
Drilling, Sampling, Geology, and others	14,722	36,841
Foreign exchange	8,098	(1,315)
Balance, end of the period	83,640	62,350

Total	89,811	67,904
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and
Zgounder Regional projects. The following schedule represents the Corporation’s exploration and evaluation expenses:

	June 30, 2025
	Boumadine	Zgounder Regional	Tirzzit	Amizmiz	Others	Total
	$	$	$		$	$
Opening Balance	53,721	6,991	4,845	990	1,357	67,904
Additions to mining rights	414	-	-	-	-	414
Drilling, sampling, geology, and others	13,886	739	-	97	-	14,722
Impairment (loss) recovery on exploration and evaluation assets	-	-	(395)	4,382	-	3,987
Disposal of exploration and evaluation asset	-	-	-	(5,517)	-	(5,517)
Foreign exchange	6,950	835	309	48	159	8,301
Closing Balance	74,971	8,565	4,759	-	1,516	89,811

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	9
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6.  EXPLORATION AND EVALUATION ASSETS (continued)

	December 31, 2024
	Boumadine	Zgounder Regional	Tirzzit	Tijirit	Amizmiz	Others	Total
	$	$	$	$		$	$
Opening Balance	22,926	4,112	4,817	26,489	971	697	60,012
Additions to mining rights	223	-	-	-	-	-	223
Drilling, sampling, geology, and others	31,641	2,974	360	1,024	45	797	36,841
Impairment on mining rights	-	-	-	(18,276)	-	-	(18,276)
Impairment loss on exploration and evaluation assets	-	-	-	(9,074)	-	-	(9,074)
Foreign exchange	(1,069)	(95)	(332)	(163)	(26)	(137)	(1,822)
Closing Balance	53,721	6,991	4,845	-	990	1,357	67,904
Tijirit project
As at December 31, 2024, the Corporation deemed the recoverable amount of the Tijirit exploration and evaluation asset to be
$nil and recorded an impairment of $27,350. This followed the Mauritanian government’s decision to grant a six-month extension expiring in June, 2025 to start construction of the mine. In June 2025, the Corporation was informed by the
Mauritanian Government that the permit was revoked. The Corporation disagrees with this decision and is currently assessing its rights.
Deconsolidation of Amizmiz project in Mx2 Maroc SARLAU, and investment in associate
Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International
Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000
($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation participated for C$1,000 ($722) and obtained 2,000,000 shares of Mx2.
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in
Mx2.  Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction.
The Corporation derecognized the net assets of $1,000 in Amizmiz International Holding and Mx2 Maroc SARLAU from its consolidated statement of financial position at the date of the transaction, which was comprised of the following table:

$
Current assets
Prepaid expenses and security deposits	9
Sales taxes receivable	4
Non-current assets
Exploration and evaluation assets	1,135
Current Liabilities
Accounts payable and accrued liabilities	(148)
Total net assets	1,000

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	10
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6.  EXPLORATION AND EVALUATION ASSETS (continued)
The Corporation recognized the equity interest received in Mx2 for the net assets sold at fair value, recording it as an investment in an associate at $7,210 as of the transaction date, April 15, 2025. Consequently, the fair value exceeded the carrying amount of the project thereby resulting in a gain on the disposition of the Amizmiz project.
However, in 2014, the Corporation fully impaired the Amizmiz project and an impairment loss of $4,382 (C$6,077) was recorded in the consolidated statement of comprehensive loss at that time. As a result of the sale in 2025, the Corporation reversed this impairment loss recorded from 2014 and recorded a net gain on sale of Amizmiz project of $1,828. The following table details the gain on sale:

$
Fair value of consideration received	7,210
Carrying amount of consolidated Amizmiz International Holding entity	(1,000)
Recovery of impairment on Amizmiz project	(4,382)
Gain on sale of Amizmiz project	1,828
Investment in associate:

$
Fair value of consideration received	7,210
Increase in investment in associate from private placement	722
Share of loss in associate	(327)
Balance as at June 30, 2025	7,605
7.  LONG-TERM DEBT
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing facility with the European
Bank for Reconstruction and Development (“EBRD”) (the “Facility”) to provide financing for the Zgounder expansion of up to
$100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD)
by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made bi-annually in
January and July.
All debts under the loan are guaranteed by the Corporation and its subsidiaries and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to debt covenants. As at
June 30, 2025, ZMSM was in compliance with its financial covenants.
The long-term debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the long-term debt using the effective interest rate method.
In addition, a cost overrun account of $18,000 is funded and included in restricted cash and has been since inception of loan.
Once the expansion has reached financial completion, as defined in the credit agreement, the cost overrun account will be liberated and replaced with a Debt Service Reserve Account (“DSRA”) and a balance up to $16,250 which will be considered restricted cash.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	11
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
7.  LONG-TERM DEBT (continued)

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of the period	99,928	59,622
Drawdown in cash	-	40,000
Payments on interest and fees	(4,626)	(6,526)
Interest expense	5,238	9,456
Gain resulting from the change in expected cash flows	-	(430)
Transaction costs	-	(2,194)
Balance, end of the period	100,540	99,928
Current portion of long-term debt	(14,286)	-
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(3,878)	(4,411)
Long-term debt	82,376	95,517
The loan includes a two-year principal grace period. The principal amounts are scheduled to be repaid twice a year in January and June starting January 2026. The contractual repayments of principal related to the long-term debt for the forthcoming years:

	Carrying Amount	Contractual cash flows	2025	2026	2027	2028	2029
	$	$	$		$		$
Long-term debt (excluding interest)	96,662	100,000	-	28,571	28,571	28,571	14,286
On June 23, 2025, the Corporation entered into another separate credit agreement for a Corporate financing facility with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5.00% per annum, with interest payable semi-annually on January 19 and July 19. The loan is repayable in full on the second anniversary of the agreement date (June 23, 2027). As at June 30, 2025, the Corporation had not drawn on this loan and has incurred $87 in deferred financing fees. The loan is subject to adherence to debt covenants and secured by shares. Subsequent to June 30, 2025, the Corporation drew $15,000 on this loan (see Note 21).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	12
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
8.  SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at June 30, 2025, the Corporation had 141,892,234 issued and outstanding common shares (December 31, 2024 -
130,770,053).
Transactions during the six-month period ended June 30, 2025:
•A total of 20,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$29 ($20)
and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
•A total of 322,386 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.96 for an ascribed value reclassification of C$2,889 ($2,061) from contributed surplus to share capital.
•A total of 12,000 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.00 for an ascribed value reclassification of C$120 ($84) from contributed surplus to share capital.
•On June 18, 2025, the Corporation closed its bought deal financing and issued 10,767,795 common shares at a price of
C$13.35 per share for total consideration of C$143,750 ($105,218).
During the period in which the options were exercised, the Corporation’s minimum market share price was C$8.96 ($6.29)
while the maximum was C$13.26 ($9.70).
Transactions during the six-month period ended June 30, 2024:
•On February 14, 2024, the Corporation closed its bought deal financing and issued 7,573,900 common shares at a price of C$10.25 per share for total consideration of C$77,632 ($57,298).
•A total of 95,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$136 ($101)
and ascribed value reclassification of C$111 ($83) from contributed surplus to share capital.
•A total of 152,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$217
($159) and an ascribed value reclassification of C$179 ($131) from contributed surplus to share capital.
•A total of 112,100 share purchase options were exercised for a strike price of C$7.69 for total proceeds of C$862
($628) and an ascribed value reclassification of C$714 ($520) from contributed surplus to share capital.
•A total of 122,768 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.22 for an ascribed value reclassification of C$1,009 ($732) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s minimum market share price was C$13.78 ($10.10)
while the maximum was C$15.48 ($11.36).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	13
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9.  SHARE-BASED PAYMENTS
Share purchase options
The Corporation’s incentive share purchase option plan (the “Plan”) which provides that the Board of Directors of the
Corporation may, from time to time, in its discretion, and in accordance with the TSX policies, grant to directors, officers, employees and consultants to the Corporation, non-transferable share purchase options to purchase common shares of the
Corporation, provided that the number of common shares issuable under the Plan, combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the outstanding common shares as at the date of any grant of options. The vesting period for the share purchase options is determined at the discretion of the
Corporation’s Board of Directors at the time the share purchase options are granted. The stock options granted prior to 2024 were vested on an annual pro-rata basis over two years with one-third vesting on the date of grant for which accelerated compensation expense was recorded. The stock options granted in 2024 are vested on an annual pro-rata basis evenly over three years for which accelerated compensation expense is recorded.
The outstanding share purchase options and their exercise price in Canadian dollars as at June 30, 2025 and as at December
31, 2024 are summarized as follows:

	Six-month period ended		Year ended
	June 30, 2025		December 31, 2024
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the period	9,589,451	9.02	5,101,401	2.07
Granted	-	-	5,000,000	15.63
Exercised	(20,000)	1.43	(511,950)	4.43
Balance, end of the period	9,569,451	9.03	9,589,451	9.02
Exercisable	4,569,451	1.81	4,589,451	1.81
(1)Weighted average exercise price in Canadian dollars.
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	June 30, 2025
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,121,484	4,121,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,569,451	4,569,451

	December 31, 2024
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,141,484	4,141,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,589,451	4,589,451

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	14
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9.  SHARE-BASED PAYMENTS (continued)
The fair value of share purchase options granted was determined using the Black & Scholes valuation model based on the following weighted average assumptions:

August 23, 2024

Weighted average fair value of awards	6.57 C$
Market share price	15.85 C$
Grant option exercise price	15.63 C$
Volatility	39.7% - 45.1%
Risk-free rate	2.92%
Dividend yield	0%
Expected life	4.0 - 5.7
Share-based payments of $3,571 and $7,013 were recognized during the three and six-month periods ended June 30, 2025, respectively ($nil during the three and six-month periods ended June 30, 2024) included in the following line items:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
General and administrative expenses	3,165	-	6,216	-
Cost of sales	196	-	384	-
Property, plant and equipment	59	-	116	-
Exploration and evaluation assets	151	-	297	-
	3,571	-	7,013	-
Restricted share units
The RSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the DSU Plan.
The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the
Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.
Pursuant to the terms of the RSU Plan, Participants will receive, upon vesting of the RSUs, either cash or common shares of the
Corporation issued from treasury. The outstanding RSUs as at June 30, 2025 and as at December 31, 2024 are as follows:

	Six-month period ended		Year ended
	June 30, 2025		December 31, 2024
	Number	C$(2)	Number	C$(2)
Balance, beginning of the period	1,120,750	9.97	982,328	9.52
Granted	399,141	11.37	450,006	10.13
Settled	(322,386)	8.96	(306,500)	8.77
Forfeited	(22,888)	10.63	(5,084)	10.19
Balance, end of the period	1,174,617	10.71	1,120,750	9.97
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	15
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9.  SHARE-BASED PAYMENTS (continued)
Share-based payments of $832 and $1,715 were recognized during the three and six-month periods ended June 30, 2025, respectively ($785 and $1,622 during the three and six-month periods ended June 30, 2024, respectively) as included in the following line items:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
General and administrative expenses	709	785	1,424	1,622
Cost of sales	75	-	191	-
Property, plant and equipment	10	-	21	-
Exploration and evaluation assets	38	-	79	-
	832	785	1,715	1,622
Deferred share units
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the RSU Plan.
The DSUs are time-based awards and all the amount of DSUs granted will be settled on termination of service.
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at June 30, 2025 and as at December 31, 2024 are
as follows:

	Six-month period ended		Year ended
	June 30, 2025		December 31, 2024
	Number	C$(3)	Number	C$(3)
Balance, beginning of the period	457,124	9.85	328,512	8.41
Granted	56,943	12.21	128,612	13.53
Settled	(12,000)	10.00	-	-
Balance, end of the period	502,067	10.12	457,124	9.85
Exercisable	119,957	9.96	37,503	9.50
(3)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $275 and $548 were recognized in general and administrative expenses during the three and six-
month periods ended June 30, 2025, respectively ($286 and $575 during the three and six-month periods ended June 30, 2024, respectively).
10.  SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	16
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10.  SEGMENTED INFORMATION (continued)
For the three and six-month periods ended June 30, 2025 and 2024 the Corporation's operating segments include the production segment, with its Zgounder silver project in Morocco. All other properties are in the "non-producing properties"
segment (i.e. referred to as Exploration, evaluation and development segment) for the three and six-month periods ended June
30, 2025 and 2024.
Corporate consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income (loss). Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	June 30, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	270,247	339,944	160,566
Exploration, evaluation, and development	90,237	100,870	14,544
Corporate	25,692	124,960	3,424
Total per consolidated statement of financial position	386,176	565,774	178,534

	December 31, 2024
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production	236,733	282,794	138,968
Exploration, evaluation, and development	68,836	73,370	10,975
Corporate	17,998	43,943	3,683
Total per consolidated statement of financial position	323,567	400,107	153,626
As at June 30, 2025, all production and exploration, evaluation and development segments are located in Morocco, except for one exploration, evaluation and development segment that is located in Mauritania, that has total assets of $3 (December 31,
2024 - $8) and total liabilities of $185 (December 31, 2024 - $166). Corporate is based in Canada.

Three-month periods ended June 30, 2025 and 2024		Revenue	Cost of sales	G&A expenses	Other operating income	Operating income (loss)
		$	$	$		$
Production (Zgounder Silver Mine)	2025	38,615	29,673	935	-	8,007
	2024	13,678	8,765	458	-	4,455
Exploration	2025	-	-	-	(5,488)	5,488
	2024	-	-	133	-	(133)
Corporate unallocated costs	2025	-	-	6,153	-	(6,153)
	2024	-	-	2,670	-	(2,670)
Consolidated	2025	38,615	29,673	7,088	(5,488)	7,342
	2024	13,678	8,765	3,261	-	1,652

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	17
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10.  SEGMENTED INFORMATION (continued)

Six-month periods ended June 30, 2025 and 2024		Revenue	Cost of sales	G&A expenses	Other operating income	Operating income (loss)
		$	$	$		$
Production (Zgounder Silver Mine)	2025	72,446	53,257	1,700	-	17,489
	2024	18,756	13,507	743	-	4,506
Exploration	2025	-	-	50	(5,488)	5,438
	2024	-	-	309	-	(309)
Corporate unallocated costs	2025	-	-	12,259	-	(12,259)
	2024	-	-	5,413	-	(5,413)
Consolidated	2025	72,446	53,257	14,009	(5,488)	10,668
	2024	18,756	13,507	6,465	-	(1,216)
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the three and six-month periods ended June 30, 2025 and 2024.
11.  ADDITIONAL INFORMATION ON THE NATURE OF REVENUE FROM SILVER SALES
The following is a breakdown of the nature of revenue included in silver sales for the three and six-month periods ended June
30, 2025 and 2024:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Revenue from sales	2025	2024	2025	2024
	$	$	$	$
Ingots	38,843	3,599	67,717	6,230
Silver concentrate	-	11,160	5,410	13,972
Less: treatment, smelting, and refining costs	(228)	(1,081)	(681)	(1,446)
	38,615	13,678	72,446	18,756
The Corporation’s sales are with two clients (2024 – two clients) located in Switzerland.
12.  ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the three and six-month periods ended June 30, 2025 and 2024:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Cost of sales	2025	2024	2025	2024
	$	$	$	$
Production costs	22,537	7,642	40,893	11,893
Share-based payments (Note 9)	271	-	575	-
Freight outbound	323	182	595	256
Inventory write-down	135	-	135	-
Royalties	1,158	410	2,173	559
Depreciation and depletion	5,249	531	8,886	799
	29,673	8,765	53,257	13,507

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	18
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
13.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME (LOSS) COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the three and six-month periods ended June 30, 2025 and 2024:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
General and administrative expenses	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	1,168	875	2,297	1,596
Share-based payments (Note 9)	4,149	1,071	8,188	2,197
Consulting fees	603	547	1,176	1,087
Investor relations	338	238	615	563
Depreciation	49	21	92	41
Office	302	285	594	497
Professional fees	389	173	948	399
Reporting issuer costs	90	51	99	85
	7,088	3,261	14,009	6,465

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Finance income (expense)	2025	2024	2025	2024
	$	$	$	$
Change in fair value of options contracts	68	55	92	92
(Expense) interest income	(2,226)	1,428	(4,431)	2,227
Gain on foreign exchange	5,303	4,728	14,863	4,496
Accretion expense	(44)	(85)	(86)	(116)
	3,101	6,126	10,438	6,699

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Expenses recognized for employee benefits (including capitalized amounts)	2025	2024	2025	2024
	$	$	$	$
Salaries and fringe benefits	5,707	4,519	10,234	8,010
Share-based payments (Note 9)	4,403	1,071	8,728	1,198
	10,110	5,590	18,962	9,208

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	19
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
14.  CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at June 30, 2025, managed capital is $484,080 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	June 30,	December 31
	2025	2024
	$	$
Long-term debt (including current portion)	96,662	95,517
Total equity before non-controlling interest	387,418	246,476
	484,080	341,993
15.  FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the three and six-month periods ended June 30,
2025 and 2024. The Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable and restricted cash. The Corporation’s cash and restricted cash are mostly held with reputable Canadian or Moroccan banks.
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with only creditworthy counterparties to mitigate the risk of financial loss from defaults. The Corporation monitors the credit risk of customers through credit rating reviews and constant communication with customers. The Corporation establishes an allowance for expected credit losses taking into account the credit risk of specific customers, historical trends and other information. As at June 30, 2025 and December 31, 2024, the Corporation sells its ingots and silver concentrated ore to a limited number of large customers and has never experienced a credit loss. Consequently, credit risk is considered to be limited. In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver. The Corporation does not have financial instruments to hedge exposures to silver price fluctuations

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	20
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15.  FINANCIAL RISK MANAGEMENT (continued)
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due.
The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. The organization has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation generates cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 7), the Corporation is required to maintain $18,000 in restricted cash for a
Cost Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, as defined in the credit agreement, any unused portion of the COF may be reallocated to fund the $16,250 Debt Service Reserve Account
(“DSRA”). Upon the start of commercial production phase of the new Zgounder mill effective at the end of 2024, the
Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest that is included in accounts payable as at June 30, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	69,303	69,303	69,303	-	-
Long-term debt (excluding interest)	96,662	100,000	14,286	28,571	57,143
Balance of purchase price payable	1,662	1,662	1,662	-	-
Lease liabilities	1,442	1,673	410	343	920
	169,069	172,638	85,661	28,914	58,063
The following are the contractual maturities of financial liabilities as at December 31, 2024:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	51,351	51,351	51,351	-	-
Long-term debt (excluding interest)	95,517	100,000	-	28,571	71,429
Balance of purchase price payable	1,483	1,483	1,483	-	-
Lease liabilities	1,403	1,650	356	330	964
	149,754	154,484	53,190	28,901	72,393
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham, and for TIREX and ALGOLD S.A.R.L., for which the functional currency is the Mauritanian Ouguiya.
Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in Moroccan dirhams.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of
US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	21
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15.  FINANCIAL RISK MANAGEMENT (continued)
foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at June 30, 2025 was $(94) (December 31, 2024 - $42).
Balances in the table below are dominated in US dollars, the presentation currency of the Corporation:

June 30, 2025	USD	EUR	CAD	MAD	Total
	$	$	$	$	$
Cash	4,722	82	-	-	4,804
Restricted cash	18,000	-	-	-	18,000
Accounts receivable	11,258	-	-	-	11,258
Current portion of long-term debt	(14,286)	-	-	-	(14,286)
Long-term debt	(85,714)	-	-	-	(85,714)
Accounts payable and accrued liabilities	(6,846)	(1,816)	(99)	-	(8,761)
Balance of purchase price payable	-	-	-	(1,662)	(1,662)
	(72,866)	(1,734)	(99)	(1,662)	(76,361)

December 31, 2024	USD	EUR	CAD	MAD	Total
	$	$	$	$	$
Cash	7,774	179	-	-	7,953
Restricted cash	18,000	-	-	-	18,000
Accounts receivable	1,053	-	-	-	1,053
Long-term debt	(100,000)	-	-	-	(100,000)
Accounts payable and accrued liabilities	(5,514)	(1,060)	(666)	-	(7,240)
Balance of purchase price payable	-	-	-	(1,483)	(1,483)
	(78,687)	(881)	(666)	(1,483)	(81,717)
The impact on net income and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on June 30, 2025 would be approximately $7,636 (December 31, 2024 - $8,172).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	22
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16.  FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at June 30, 2025 and 2024:

Financial Assets	Classification	June 30, 2025	December 31, 2024
		$	$
Cash	Financial assets at amortized cost	113,832	30,944
Accounts receivable	Financial assets at amortized cost	11,909	1,827
Deposit in trust	Financial assets at amortized cost	-	695
Restricted cash	Financial assets at amortized cost	18,164	18,246
		143,905	51,712

Financial Liabilities	Classification	June 30, 2025	December 31, 2024
		$	$
Current portion of long-term debt (Note 7)	Financial liabilities at amortized cost	14,286	-
Long-term debt (Note 7)	Financial liabilities at amortized cost	82,376	95,517
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	69,303	51,351
Balance of purchase price payable	Financial liabilities at amortized cost	1,662	1,483
		167,627	148,351

Financial Assets	Classification	June 30, 2025	December 31, 2024
		$	$
Option contracts	Fair value through profit & loss	(94)	42
		(94)	42
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of by cash, accounts receivable, restricted cash, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	23
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16.  FINANCIAL INSTRUMENTS (continued)
As at June 30, 2025, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(94)	-	(94)
As at December 31, 2024, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	42	-	42
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions.
17.  SUPPLEMENTAL CASH FLOW INFORMATION

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Accounts receivable	212	(2,304)	(9,300)	(2,689)
Sales tax receivable	(4,152)	(1,524)	(3,920)	2,859
Income tax receivable	1,482	(897)	3,597	(1,675)
Inventories	(3,850)	(2,944)	(3,009)	(5,588)
Prepaid expenses and security deposits	(2,145)	(233)	(1,706)	(262)
Accounts payable and accruals	12,741	16,954	17,467	10,181
Income tax payable	4,889	-	5,222	(3,058)
Changes in working capital items	9,177	9,052	8,351	(232)
Non-cash transactions
Additions of new lease right-of-use assets	-	88	83	137
Addition of new lease liabilities	-	(88)	(83)	(137)
Net change in deposits to suppliers for capital expenditures	(604)	667	1,507	5,150
Change in accounts payable and accrued liabilities related to PP&E	(3,132)	(4,992)	(7,306)	(11,224)
Change in accounts payable and accrued liabilities related to E&E assets	2,129	4,007	3,027	3,742
Share-based compensation in PP&E additions	69	-	137	-
Share-based compensation in E&E additions	189	-	376	-
Investment in associate	7,931	-	7,931	-

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	24
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
18.  INCOME PER COMMON SHARE
Basic income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net income per share adjusts basic net income per share for the effects of potential dilutive common shares such as options, RSUs and DSUs.
The calculations for basic and diluted income per share for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$
Net income	8,641	6,813	15,571	4,222
Weighted average number of shares – basic	132,411,701	130,046,603	131,598,544	128,162,205
Impact of dilutive securities
Stock options, RSUs and DSUs	5,517,508	5,762,684	5,533,736	5,670,418
Weighted average number of shares – diluted	137,929,209	135,809,287	137,132,280	133,832,623
Income per share - basic	0.07	0.05	0.12	0.03
Income per share - diluted	0.06	0.05	0.11	0.03
Weighted average number of shares - diluted excludes the effects of 5,000,000 share purchase options as at June 30, 2025 as they were anti-dilutive. There were no anti-dilutive securities as at June 30, 2024.
19. DEFERRED INCOME TAX
During the period, the Corporation recognized deferred tax assets of $5,001 in relation to unrealized gains on foreign exchange in the current period that will be deductible against future taxable income in Morocco.
The Corporation also recorded deferred tax assets of $1,407 recognized in equity for share issues costs incurred, offset by a deferred tax liability of $900 in the Canadian entity.
20. RELATED PARTY TRANSACTIONS
During the three and six-month periods ended June 30, 2025 and 2024 and the year ended December 31, 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils
Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $233 and $449 for the three and six-month periods ended June 30, 2025, respectively ($227 and $465 for the three and six-month periods ended
June 30, 2024, respectively). As at June 30, 2025, $226 (December 31, 2024 - $305) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and six-month periods ended June 30, 2025 and 2024 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$
Salaries and benefits	472	360	822	661
Management consulting and professional fees	333	320	636	648
Share-based compensation	3,306	786	6,610	1,592
	4,111	1,466	8,068	2,901

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2025	25
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
21.  SUBSEQUENT EVENTS
•On July 21, 2025, a first drawdown of $15 million was completed on the $25 million Corporate EBRD facility for the development of the Corporation’s Boumadine polymetallic project as previous agreed with EBRD.
•In December 2024, Aya initiated legal proceedings to enforce and protect its rights under the EPC Agreements with Duro
Felguera S.A. ("DF") seeking compensation for both liquidated and general damages resulting from DF’s contractual breaches. On August 5, 2025, the Corporation received amounts totaling $4.3 million and €3.3 million in connection with the enforcement of liquidated damages related to DF’s contractual breaches.